Avricore Health Inc.

(former VANC Pharmaceuticals Inc.)

Consolidated Financial Statements

For the year ended December 31, 2018

DAVIDSON & COMPANY LLP Chartered Professional Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Avricore Health Inc. (formerly Vanc Pharmaceuticals Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Avricore Health Inc. (formerly Vanc Pharmaceuticals Inc.) (the "Company"), as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has negative cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Professional Accountants

May 30, 2019

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Avricore Health Inc. (former VANC Pharmaceuticals Inc.)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2018	December 31, 2017
		$	$
ASSETS

Current Assets
Cash and cash equivalents		84,442	559,733
Accounts receivable	5	280,280	450,437
Prepaid expenses	6	286,246	452,953
Inventories	7	102,499	211,225
		753,467	1,674,348

Equipment	8	21,005	89,721
Intangible assets	9	425,733	1,136,117
Total Assets		1,200,205	2,900,186

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	10	314,239	302,089
Asset acquisition liability	4	-	100,000
		314,239	402,089
SHAREHOLDERS’ EQUITY
Share capital	11	20,783,372	18,340,491
Shares to be issued	4	211,167	973,333
Reserves	11	5,119,838	4,275,882
Deficit		(25,228,411)	(21,091,609)
		885,966	2,498,097
Total Liabilities and Shareholders’ Equity		1,200,205	2,900,186

Nature of operations and going concern (Note 1)

Commitments (Note 17)

Segmented information (Note 18)

Subsequent events (Note 22)

Approved and authorized on behalf of the Board of Directors on May 30, 2019.

       “Sukhwinder Bob Rai”                                               “David Hall”

Sukhwinder Bob Rai, DirectorDavid Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc. (former VANC Pharmaceuticals Inc.)

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

	Note	2018	2017

		$	$
Revenue
Sales		827,961	1,617,083
Marketing, promotional incentives		(601,516)	(1,079,369)
Net sales		226,445	537,714

Cost of Sales		188,394	290,871

Gross profit (loss)		38,051	246,843

Expenses
Amortization		535,509	13,854
Consulting		494,783	92,378
General and administrative	14, 15	568,657	637,234
Product registration and development	12	251,508	242,303
Professional fees	15	268,621	279,097
Selling and marketing	13	472,496	696,161
Share-based compensation	11, 15	372,137	311,389
		2,963,711	2,272,416
Other income (expense)
Finance costs		(102)	(262)
Gain on debt settlement		5,119	-
Interest income		1,715	-
Write down of intangible assets	9	(946,173)	-
Write down of inventories	7	(227,025)	(745,977)
Write down of equipment	8	(45,114)	-
Other income		438	35,095

Net loss and comprehensive loss for the year		(4,136,802)	(2,736,717)

Basic and Diluted Loss Per Share		(0.12)	(0.15)
Weighted Average Number of Common Shares Outstanding		33,869,642	18,393,169

Segmented information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc. (former VANC Pharmaceuticals Inc.)

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$

Balance, December 31, 2016	15,001,297	16,320,006	-	209,774	3,743,105	(18,354,892)	1,917,993
Private placements	10,585,326	1,587,799	-	-	-	-	1,587,799
Share issuance cost	-	(22,114)	-	11,614	-	-	(10,500)
Exercise of warrants	2,274,000	454,800	-	-	-	-	454,800
Acquisition of HealthTab Inc.	-	-	973,333	-	-	-	973,333
Share-based compensation	-	-	-	-	311,389	-	311,389
Net loss	-	-	-	-	-	(2,736,717)	(2,736,717)

Balance, December 31, 2017	27,860,623	18,340,491	973,333	221,388	4,054,494	(21,091,609)	2,498,097
Shares issued for cash, net	5,327,335	771,504	-	9,332	-	-	780,836
Exercise of warrants	2,975,500	603,310	-	(8,210)	-	-	595,100
Exercise of stock options	131,000	69,001	-	-	(40,181)	-	28,820
Shares issued for services	233,450	43,915	11,167	-	-	-	55,082
Acquisition of HealthTab Inc.	2,666,667	773,333	(773,333)	-	-	-	-
Acquisition of Corozon Platform	909,090	181,818	-	-	-	-	181,818
Acquisition of distribution rights	-	-	-	510,878	-	-	510,877
Share-based compensation	-	-	-	-	372,137	-	372,138
Net loss	-	-	-	-	-	(4,136,802)	(4,136,802)
Balance, December 31, 2018	40,103,665	20,783,372	211,167	733,388	4,386,450	(25,228,411)	885,966

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

	2018	2017
	$	$
Operating Activities
Net loss	(4,136,802)	(2,736,717)
Adjustment for the non-cash items:
Amortization	535,509	13,854
Share-based payments	372,137	311,389
Write down of intangible assets	946,173	-
Write down of inventories	227,025	745,977
Write down of equipment	45,114	-
Gain on debt settlement	(5,119)	-
Services paid/to be paid in shares	55,082	-

Change in working capital items:
Accounts receivable	170,157	268,968
Prepaid expenses and deposits	166,707	(411,809)
Inventories	(118,299)	99,085
Accounts payable and accrued liabilities	17,269	(58,043)
Net cash used in operating activities	(1,725,047)	(1,767,296)

Investing Activities
Intangible assets	(50,000)	-
Purchase of equipment	(5,000)	(3,784)
Acquisition net of cash received	(100,000)	(128,768)
Net cash used in investing activities	(155,000)	(132,552)

Financing Activities
Proceeds from issuance of shares, net	780,836	1,577,299
Proceeds from exercise of warrants and options	623,920	454,800
Net cash provided by financing activities	1,404,756	2,032,099

Increase (Decrease) in Cash	(475,291)	132,251
Cash and Cash Equivalents, Beginning of year	559,733	427,482
Cash and Cash Equivalents, End of year	84,442	559,733

Cash and Cash Equivalents Consist of:
Cash	67,494	549,678
Guaranteed Investment Certificates	16,948	10,055
Cash and cash equivalents	84,442	559,733

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (former VANC Pharmaceuticals Inc.) (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals and point of care technology and point of care tests.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions raise substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, or raise additional financing to cover ongoing cash requirements.

The consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Year ended December 31, 2018	Year ended December 31, 2017
	$	$
Deficit	(25,228,411)	(21,091,609)
Working capital	439,228	1,272,259

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives the majority of its gross sales from two distributors for the year ended December 31, 2018. The ability of the Company to sustain operations is partially dependent on the continued operation of these distributors. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.BASIS OF PRESENTATION

a)Statement of Compliance and basis of presentation

The consolidated financial statements for the year ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b)Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

2.BASIS OF PRESENTATION (continued)

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(m). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)Basis of consolidation

Consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s the consolidated financial statements.  Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of comprehensive loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and HealthTab Inc.

d)Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 16 – Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee The IASB issued IFRS 16, Leases, in January 2016, which replaces the current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

The Company expects that the impact IFRS 16 will have on its consolidated financial statements is to record a right-of-use asset with an offsetting liability for its existing leases, as well as additional disclosure.

The Company estimates the value of the right-of-use asset and corresponding lease liability to be approximately $100,000 on recognition.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates, and returns are made based upon historical information.

Effective January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

b)Foreign currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company and its subsidiaries.

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

c)Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

d)Inventory

Inventories consist of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, and quality control testing. A regular review is undertaken to determine the extent of any provision for obsolescence.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture, equipment and computer systems are amortized at 30%, and the straight-line method for leasehold improvements over the term of the lease.

f)Intangible assets

All intangible assets acquired separately by the Company are recorded at cost on the date of acquisition. Intangible assets that have indefinite lives are measured at cost less accumulated impairment losses. Intangible assets that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets comprise of intellectual property, trademarks and web domains and distribution rights, which are amortized on a straight-line basis over 3 years. Amortization rates are reviewed annually to ensure they are aligned with estimates of remaining economic useful lives of the associated intangible assets.

g)Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

h)Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the reserves account is transferred to share capital on exercise of options. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

i)Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the periods presented.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j)Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

k)Financial Instruments

The Company adopted all of the requirements of IFRS 9 – Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date.

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL. The Company did not restate prior periods and determined that the adoption of IFRS 9 resulted in no impact to the opening accumulated deficit on January 1, 2018.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the profit or loss in the period in which they arise.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss) as they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

l)Impairment of equipment and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets

If any such indication of impairment exists, the Company makes an estimate of its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Where the carrying amount of a cash generating unit exceeds its recoverable amount, the cash generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in prior years. A reversal of an impairment loss is recognized as income immediately.

m)Significant accounting estimates and judgments

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. The Company attempts to sell products with short shelf life with significant rebates. Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Significant judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

4.ACQUISITION

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration to be paid by the Company is as follows:

•Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•Cash payment of $100,000 in six equal monthly instalments after the closing date (paid);

•Issue 880,000 common shares no later than 125 days after the closing date (issued) (Note 11);

•Issue 880,000 common shares no later than 245 days after the closing date (issued) (Note 11);

•Issue 906,667 common shares no later than 365 days after the closing date (issued) (Note 11);

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019 (issued subsequent to the year end, Note 22); and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations.

The shares to be issued have been valued based on the Company’s share price on the acquisition. Due to the uncertainty associated with future revenue derived from HealthTab, the Company has estimated the 2019 and 2020 share issuances to be $100,000 each.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

4.ACQUISITION (continued)

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date, December 28, 2017:

$
Purchase consideration:
Cash	100,000
Asset acquisition liability	100,000
Shares to be issued	973,333
Acquisition costs	28,806
1,202,139

Net assets acquired:
Cash	38
Equipment	64,608
Intangible assets (Note 9)	1,140,283
Accounts payable and accrued liabilities	(2,790)
Total net assets acquired	1,202,139

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2018	December 31, 2017
	$	$
Trade receivables	193,455	425,284
GST receivable	86,815	24,995
Employee advances	-	158
	280,280	450,437

6.PREPAID EXPENSES AND DEPOSITS

The closing balance consists of prepaid expense to vendors of $252,751 (December 31, 2017 – $437,137), security deposits of $20,420 (December 31, 2017 - $8,420), and prepaid business insurance of $13,075 (December 31, 2017 - $7,396).

7.INVENTORIES

At December 31, 2018 and December 31, 2017, the Company’s inventory consists of the following:

	December 31, 2018	December 31, 2017
	$	$
Work in process	-	39,845
Finished goods	102,499	171,380
	102,499	211,225

Inventories expensed to cost of sales during the year ended December 31, 2018 are $153,509 (2017 - $198,588). During the year ended December 31, 2018, the Company recorded a write-down of inventory of $227,025 (2017 - $745,977).

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

8.EQUIPMENT

	Office Furniture and Equipment	Computer Equipment And Systems	Laboratory Equipment	Leasehold Improvements	Total

Cost	$	$	$	$	$
Balance, December 31, 2016	2,071	3,898	38,896	24,182	69,047
Acquired assets	1,636	62,972	-	-	64,608
Acquisitions	3,784	-	-	-	3,784
Balance, December 31, 2017	7,491	66,870	38,896	24,182	137,439
Additions	5,000	-	-	-	5,000
Balance, December 31, 2018	12,491	66,870	38,896	24,182	142,439

Accumulated Amortization
Balance, December 31, 2016	1,089	1,151	19,534	16,256	38,030
Amortization	523	979	5,808	2,378	9,688
Balance, December 31, 2017	1,612	2,130	25,342	18,634	47,718
Amortization	3,264	19,422	4,067	1,849	28,602
Balance, December 31, 2018	4,876	21,552	29,409	20,483	76,320

Write off	1,142	43,972	-	-	45,114

Carrying value
As at December 31, 2017	5,879	64,740	13,554	5,548	89,721
As at December 31, 2018	6,473	1,346	9,487	3,699	21,005

During the year ended December 31, 2018 the Company recognized an impairment of $45,114 for equipment that was grouped with the HealthTab intangible assets as a cash generating unit (Note 9).

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

9.INTANGIBLE ASSETS

	HealthTab	Corozon	Emerald	Total
Cost	$	$	$	$
Balance, December 31, 2016	-	-	-	-
Acquired assets	1,140,283	-	-	1,140,283
Balance, December 31, 2017	1,140,283	-	-	1,140,283
Acquired assets	-	231,818	510,878	742,696
Balance, December 31, 2018	1,140,283	231,818	510,878	1,882,979

Accumulated Amortization
Balance, December 31, 2016	-	-	-	-
Amortization	4,166	-	-	4,166
Balance, December 31, 2017	4,166	-	-	4,166
Amortization	380,093	41,667	85,147	506,907
Balance, December 31, 2018	384,260	41,668	85,145	511,073

Write down during the year ended December 31, 2018	756,023	190,150	-	946,173

Carrying value
As at December 31, 2017	1,136,117	-	-	1,136,117
As at December 31, 2018	1	1	425,731	425,733

On April 11, 2018, the Company entered into an asset purchase agreement with Corozon Consulting Corporation for the acquisition of the Corozon Platform. The Corozon Platform consists of two complementary modules: Corozon Academy which offers practical professional education to community pharmacists and Corozon Hardware which is an e-commerce portal that allows pharmacists to order point-of-care diagnostic devices and supplies. For consideration, the Company paid twelve monthly instalments totaling $50,000 (completed payments subsequent to the year end) and issue 909,090 common shares valued at $181,818 (issued) (Note 11).

On April 15, 2018, the Company entered into a supply and distribution agreement with Emerald Health Therapeutics, Inc. (“Emerald”) to sell and distribute certain proprietary endocannabinoid-supporting products in Canada to licensed pharmacies. For consideration, the Company issued 3,030,303 warrants to Emerald valued at $510,878 to acquire 3,030,303 common shares of the Company at a price of $0.33 per share until April 15, 2020 (issued) (Note 11).

During the year ended December 31, 2018, the Company determined there were indicators of impairment relating to the HealthTab and Corozon intangible assets. The HealthTab intangible and related equipment (Note 8) was considered a cash generating unit. The recoverable amounts for the HealthTab and Corozon assets was determined to be nominal and accordingly an impairment charge of $946,173 was recognized.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

10.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consist of the following:

	December 31, 2018	December 31, 2017
	$	$
Trade accounts payable	226,575	160,249
Accrued liabilities	87,664	141,840
	314,239	302,089

During the year ended December 31, 2018, the Company issued 233,450 common shares to Lampyon Canada Inc. (“Lampyon”) valued at $43,915 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018 (Note 11).

11.SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the year ended December 21, 2017:

The Company closed a private placement and issued 4,408,659 units at a price of $0.15 per unit for gross proceeds of $661,299. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until June 26, 2022. The Company paid finder’s fees of $7,200 in cash and issued 48,000 finder’s warrants valued at $8,210. The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until June 26, 2022.

The Company closed a private placement and issued 1,326,667 units at a price of $0.15 per unit for gross proceeds of $199,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until August 3, 2022.

The Company closed a private placement and issued 4,850,000 units at a price of $0.15 per unit for gross proceeds of $727,500. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until November 27, 2022. The Company paid finder’s fees of $3,300 in cash and issued 22,000 finder’s warrants valued at $3,404. The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until November 27, 2022.

The Company issued 2,274,000 common shares related to 2,274,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $454,800.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

11.SHAREHOLDERS’ EQUITY (continued)

During the year ended December 31, 2018:

The Company issued 2,666,667 common shares valued at $773,733 related to the acquisition of HealthTab (Note 4).

The Company issued 909,090 common shares valued at $181,818 related to the acquisition of the Corozon Platform (Note 9).

The Company issued 233,450 common shares to Lampyon valued at $43,915 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018. (Note 10).

The Company closed a private placement and issued 5,327,335 units at a price of $0.15 per unit for gross proceeds of $799,100. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.33 per share until July 27, 2020. The Company paid finder’s fees of $18,264 in cash and issued 88,800 finder’s warrants valued at $9,332. The finder’s warrants are exercisable to purchase one common share of the Company at $0.33 per share until July 31, 2020.

The Company issued 131,000 common shares for exercise of 131,000 stock options for gross proceeds of $28,820. $40,181 was reclassified from reserves to share capital on exercise of options.

The Company issued 2,975,500 common shares for exercise of 2,975,500 warrants for gross proceeds of $595,100. $8,210 was reclassified from reserves to share capital on exercise of warrants.

The Company granted 3,030,330 warrants valued at $510,878 to Emerald as consideration for a supply and distribution agreement (Note 9). These warrants are exercisable to purchase one common share of the Company at $0.33 per share until April 15, 2020. The warrants were valued using the Black-Scholes option pricing model with an estimated life of 2 years, volatility of 154%, dividend yield of 0% and risk-free interest rate of 2.1%.

As at December 31, 2018, the Company has recorded a $211,167 (2017 - $973,333) obligation for shares to be issued of which $200,000 relates to the acquisition of HealthTab (Note 4) and $11,167 relates to shares to be issued to Lampyon. Subsequent to December 31, 2018, the Company issued 1,111,110 shares to HealthTab and 125,081 shares to Lampyon (Note 22).

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three-month period.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

11.SHAREHOLDERS’ EQUITY (continued)

The changes in share options including those granted to directors, officers, employees and consultants during year ended December 31, 2018 are summarized as follows:

	Year ended December 31, 2018		Year ended December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	2,420,000	$0.24	1,460,938	$1.38
Options granted	665,000	$0.23	2,420,000	$0.24
Expired/Cancelled	(415,000)	$0.24	(1,460,938)	$1.38
Exercised	(131,000)	$0.22	-	-
Ending Balance	2,539,000	$0.24	2,420,000	$0.24
Exercisable	2,536,500	$0.24	1,188,750	$0.22

The following table summarizes information about share options outstanding and exercisable as at December 31, 2018:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.22	January 27, 2019	169,000(1)	169,000
$0.15	July 20, 2022	150,000	150,000
$0.15	August 3, 2019	75,000	75,000
$0.15	September 27, 2022	150,000	150,000
$0.28	November 20, 2022	150,000	150,000
$0.28	December 8, 2022	1,330,000(2)	1,327,500
$0.24	March 27, 2023	200,000	200,000
$0.21	April 11, 2023	175,000	175,000
$0.125	September 12, 2023	140,000	140,000
		2,539,000	2,536,500

(1)  expired unexercised subsequent to year end.

(2)  73,928 exercised subsequent to year end (Note 22).

Share-based compensation

Share-based compensation of $372,137 was recognized during the year ended December 31, 2018 (2017 - $311,389) for stock options vested during the current period. The weighted average fair value of options granted during the year was $0.21 per option (2017 - $0.13). Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted was measured using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31, 2018	Year ended December 31, 2017
Expected life	5.0 years	2.0 – 5.0 years
Volatility	142% - 157%	148% - 164%
Dividend yield	0%	0%
Risk-free interest rate	2.03% - 2.24%	1.23% - 1.69%

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

11.SHAREHOLDERS’ EQUITY (continued)

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Year ended December 31, 2018		Year ended December 31, 2017
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	8,381,326	$0.20	-	-
Warrants issued	8,446,438	$0.33	10,655,326	$0.20
Expired/Cancelled	-	-	-	-
Exercised	(2,975,500)	$0.20	(2,274,000)	$0.20
Outstanding	13,852,264	$0.28	8,381,326	$0.20

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2018:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,957,826
$0.20	August 3, 2022	576,000
$0.20	November 27, 2022	2,872,000
$0.33	July 31, 2020	5,416,135
$0.33	April 15, 2020	3,030,303
		13,852,264

During the year ended December 31, 2018 and 2017, the fair value of the finders’ warrants was calculated using the Black-Scholes Option Pricing Model using the following assumptions:

	Year ended December 31,
	2018	2017
Expected life	2.0 years	5.0 years
Volatility	154% - 169%	154% - 159%
Dividend yield	0%	0%
Risk-free interest rate	2.05% - 2.10%	1.15% - 1.62%

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

12.PRODUCT REGISTRATION AND DEVELOPMENT

	Year ended December 31,
	2018	2017
	$	$
Payroll	213,484	126,859
Product registration and licensing fees	38,024	115,444
	251,508	242,303

13.SELLING AND MARKETING EXPENSES

	Year ended December 31,
	2018	2017
	$	$
Payroll (sales personnel)	173,536	335,920
Marketing and advertising	193,106	178,058
Distribution	104,407	102,948
Travel	1,447	79,235
	472,496	696,161

14.GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2018	2017
	$	$
Bad debt	40,967	62,930
Bank service charges	3,969	2,480
Filing and registration fees	94,029	74,898
Foreign exchange	692	3,630
Insurance	18,147	34,573
Investor relations	9,974	7,174
Management fees (Note 15)	187,883	100,243
Office maintenance	86,700	180,984
Payroll	30,534	79,847
Rent	50,336	49,229
Travel	45,426	41,246
	568,657	637,234

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

15.RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year ended December 31,
	2018	2017
	$	$
Professional fees	22,900	-
Management fees	150,000	60,010
Salaries and benefits	14,540	132,613
Share-based compensation	289,008	280,864
	476,448	473,487

As at December 31, 2018, there was $nil (December 31, 2017 - $13,152) due to related parties included in accounts payable and accrued liabilities.

16.CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2018.

17.COMMITMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018.In September 2017, the Company extended the lease. Total future minimum lease payments under these contracts are as follows:

December 31, 2018
$
Within 1 year	50,958
2 years	58,602
109,560

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

18.SEGMENTED INFORMATION

The Company has the following business divisions:

•Products Business Division

Marketing and distribution of generic and over-the-counter (OTC) pharmaceutical products and, through the Company's Corozon Platform, the distribution of point of care screening devices and related supplies and training materials.

•Point of Care Business Division

Point of care screening services provided through the Company's HealthTab system and software platform.

Summarized financial information concerning reportable segments is shown in the following tables. As at December 31, 2018:

	VANC	HealthTab	Total
	$	$	$
Accounts receivable	280,280	-	280,280
Inventories	102,499	-	102,499
Equipment	21,005	-	21,005
Intangible assets	425,732	1	425,733

Accounts payable	312,632	1,607	314,239

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

18.SEGMENTED INFORMATION (continued)

VANC Pharmaceuticals	2018	2017

	$	$
Revenue
Sales	812,666	1,617,083
Marketing, promotional incentives	(426,274)	(1,079,369)
Net sales	386,392	537,714

Cost of Sales	387,784	290,871

Gross profit (loss)	(1,392)	246,843

Expenses
Amortization	136,080	13,854
Consulting	494,783	92,378
General and administrative	513,998	637,234
Product registration and development	251,508	242,303
Professional fees	267,945	279,097
Selling and marketing	472,496	696,161
Share-based compensation	372,138	311,389
	2,508,948	2,272,416
Other income (expense)
Finance costs	-	(262)
Gain on debt settlement	5,119	-
Interest income	1,715	-
Write down of inventories	(227,025)	(745,977)
Write down of intangible assets	(190,151)	-
Other (expense) income	(2,562)	35,095

Net loss and comprehensive loss for the year	(2,923,244)	(2,736,717)

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

18.SEGMENTED INFORMATION (continued)

HealthTab	2018	2017

	$	$
Revenue
Sales	15,295	-
Marketing, promotional incentives	(561)	-
Net sales	14,734	-

Cost of Sales	16,258	-

Gross profit (loss)	(1,524)	-

Expenses
Amortization	399,429	-
General and administrative	13,691	-
Product registration and development	-	-
Professional fees	676	-
Selling and marketing	-	-
Share-based compensation	-	-
	413,796	-
Other income (expense)
Finance costs	(102)	-
Gain on debt settlement	-	-
Interest income	-	-
Write down of inventories	-	-
Write down of equipment	(45,114)	-
Write down of intangible assets	(756,022)
Other income	3,000	-

Net loss and comprehensive loss for the year	(1,213,558)	-

19.SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2018, the Company:

-granted 3,030,303 warrants valued at $51,878 to Emerald for certain intangibles (Notes 9 and 11);

-issued a total 2,666,667 common shares valued at $773,333 related to the acquisition of HealthTab (Notes 4 and 11);

-issued 909,090 common shares valued at $181,818 related to the acquisition of the Corozon Platform (Notes 8 and 11);

-issued 233,450 common shares valued at $43,915 to Lampyon for services recorded an obligation to issue shares to Lampyon of $11,167 related to services;

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

19.SUPPLEMENTAL CASH FLOW INFORMATION (continued)

-issued a total of 88,800 finder’s warrants with a fair value of $9,332 (Note 11).

During the year ended December 31, 2017 the Company:

-issued a total of 70,000 finder’s warrants with a fair value of $11,614 (Note 11);

-completed the acquisition of all the common shares of HealthTab through shares to be issued of $973,333 and an asset acquisition liability of $100,000 (Note 4); and

20.INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2018 and 2017:

	2018	2017

Loss for the year	$ (4,136,802)	$ (2,736,717)

Expected income tax (recovery)	$ (1,117,000)	$ (712,000)
Change in statutory, foreign tax, foreign exchange rates and other	(133,000)	(155,000)
Permanent differences	103,000	85,000
Changes in estimates	-
Share issue cost	(5,000)	(3,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(9,000)
Change in unrecognized deductible temporary differences	1,161,000	785,000
Total income tax expense (recovery)	$ -	$ -

Current income tax	$ -	$ -
Deferred tax recovery	$ -	$ -

21.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

21.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 63% of trade receivables are due from one customer at December 31, 2018 (December 31, 2017 – 35% from one customer).

Pursuant to their collective terms, accounts receivable from customers were aged as follows:

	December 31, 2018	December 31, 2017
	$	$
Not past due	136,423	251,693
Under 30 days past due	24,666	23,062
31 – 90 days past due	1,445	22,442
Over 90 days past due	30,921	128,087
	193,495	425,284

As at December 31, 2018, the allowance for doubtful accounts receivable was $nil (December 31, 2017 – $59,045).

b)Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at December 31, 2018, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $314,239 (December 31, 2017 - $302,089) and asset acquisition liability of $Nil (December 31, 2017 - $100,000).

c)Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

21.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk.

d)Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable, accrued liabilities and asset acquisition liability carrying amounts approximate fair value due to their short-term maturity;

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level.

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

22.SUBSEQUENT EVENTS

Subsequent to December 31, 2018, the Company:

-issued 1,111,110 common shares related to the acquisition of HealthTab (Notes 4 and 11).

-closed a private placement and issued 4,206,435 shares at $0.07 for gross proceeds of $294,450

-issued 73,928 shares pursuant to the exercise of 73,928 stock options at $0.28 per option for proceeds of $20,700.

-Issued 125,081 shares to Lampyon to satisfy its obligation to issue shares (Note 11).